April 5, 2010

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Mr. Kevin Woody
Branch Chief

Re:	AAA Capital Energy Fund L.P. II (the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

File No. 000-50272

Ladies and Gentlemen:

On behalf of the firm’s client, Ceres Managed Futures LLC, the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated March 4, 2010 (the “Letter”) to Jerry Pascucci, President and Director of the General Partner. The General Partner responded to the Staff’s first comment letter dated September 17, 2009 to Mr. Jerry Pascucci, President and Director of the General Partner, by a letter filed via EDGAR dated November 23, 2009 (the “Initial Response”). The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response.

Form 10-K for the year ended December 31, 2008

Capital Resources, page 22

1.

We have reviewed your response to comment 7 in our letter dated September 17, 2009. Please revise future filings to include a brief description of how you fund redemptions, similar to the descriptions provided in your response.

The General Partner has determined to include in the Partnership’s filings additional disclosure to clarify that redemptions generally are funded out of the Partnership’s cash holdings.

Mr. Kevin Woody

April 5, 2010

Results of Operations, page 23

2.

We note your response to prior comment 8. We continue to believe that a description of changes in interest income is relevant to the discussion of changes in your net asset value for each period presented. Please revise future filings to clarify how an increase or decrease in interest earned by the Partnership will affect the net asset value of the Partnership. In addition, please describe period to period changes in interest income.

The General Partner has determined to include additional disclosure regarding interest income in the Partnership’s filings. That disclosure will (i) explain that any interest earned by the Partnership will increase the net asset value of the Partnership, and (ii) describe the reasons for any changes in interest income from period to period.

3.

We note your response to prior comment 8 and the proposed language in Appendix A to your response letter. Please confirm that in future filings you will discuss the reasons why CGM pays interest on 80% of your average daily equity maintained in cash in your brokerage account. In addition, please disclose and quantify the remaining 20% of the interest that was retained by CGM and explain the purpose of such amount retained by CGM.

Citigroup Global Markets Inc. (“CGM”) is a futures commission merchant (“FCM”). The Partnership’s cash is generally commingled with the cash of CGM’s other futures customers in segregated accounts. Like broker-dealers, FCMs are permitted to invest the funds they hold on behalf of customers in a variety of accounts or instruments. FCMs, like broker-dealers, are not required to pay interest to customers on their brokerage account balances. Nevertheless, pursuant to a customer agreement CGM has agreed to pay the Partnership interest on 80% of the average daily equity maintained in cash (directly or through the master fund) during each month at a 30-day Treasury bill rate. CGM will pay the agreed interest to the Partnership out of its own funds whether or not CGM is able to earn the amount of interest it has obligated itself to pay. The General Partner wishes to make clear that no identifiable amount of interest is “retained by CGM” with respect to such cash balances. The General Partner will continue to describe the terms of the customer agreement relating to the payment of interest on cash balances in the Partnership’s filings and will clarify that while the current customer agreement is in effect, such payments will be made regardless of whether CGM is able to earn the interest it has obligated itself to pay.

If CGM were to place the Partnership’s (and/or the master fund’s) assets in 90-day U.S. Treasury bills, the Partnership would receive its allocable share of 80% of the interest earned on Treasury bills purchased. Twenty percent of the interest earned on Treasury bills purchased would be retained by CGM and/or credited to the General Partner. To date, CGM has not purchased Treasury bills on behalf of the Partnership (and/or the master fund). The General Partner will disclose in future filings any amount of interest income retained by CGM and/or credited to the General Partner in the event Treasury bills are purchased.

The Master’s Trading Value at Risk, page 27

4.	Please revise future filings to provide an additional table that reflects value at risk for the Partnership’s portfolio as a whole.

Mr. Kevin Woody

April 5, 2010

AAA Capital Management Advisors, Ltd. is the Partnership’s sole trading advisor and trades the Partnership’s assets indirectly through a managed account in the name of the master fund.  Substantially all of the Partnership’s assets are contributed to the master fund.  As of December 31, 2008, the Partnership owned 40.6% of the master fund.  The master fund’s value at risk table (page 27), therefore, reflects the trading value at risk of the Partnership, except that the dollar amount in the value at risk column for the master fund as a whole is greater than it would be for the Partnership alone.  This is due to the fact that the Partnership owned 40.6% of the master fund.  The percent of total capitalization column, however, would be identical for the Partnership and the master fund.  For the foregoing reasons, the General Partner believes that the current value at risk disclosure provides the most useful information for investors.  The General Partner also believes that an additional table would be repetitive and, therefore, potentially confusing.  The General Partner will continue to assess the Partnership’s value at risk disclosures in future filings and make changes as appropriate.

Part III, page 31

Item 10. Directors, Executive Officers and Corporate Governance, page 31

5.

We note your response to prior comment 10. Rule 405 defines the term executive officer, when used with reference to a registrant, to include any person who performs policy making functions for the registrant. It appears that the executive officers of your general partner perform policy making functions for the registrant and therefore should be considered executive officers of the registrant. Please revise future filings to include the Item 401 information for these persons, as previously requested, or provide further analysis of why you believe it is appropriate to omit this disclosure.

As indicated in the Initial Response, the General Partner will include in the Partnership’s filings biographical information for the General Partner’s directors and executive officers and the extent of their ownership interest in the Partnership, if any.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or James Hannigan of this office at (212) 728-8117.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

James Hannigan